# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, Texas (TX), 77007
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001493152-24-014226
Filed by CIK 0001174866
Persons authorized to receive notices and communications: Amy Wang, Esq., Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Fl., NEW YORK, New York (NY), 10105, (212) 370 1300

## Reporting persons
- Bristol Investment Fund, Ltd. (CIK 0001174866): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,105,183; shared voting power 0; sole dispositive power 1,105,183; shared dispositive power 0; aggregate amount beneficially owned 1,105,183 (4.82% of the class)
  Comment: For Items 7, 9 and 11: Common stock only (excludes 797,072 shares underlying Series D preferred stock and 292,472 shares underlying Series D "A" warrant, both of which are subject to beneficial ownership limitations)
- Bristol Capital, LLC (CIK 0001258366): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 363,461; shared voting power 0; sole dispositive power 363,461; shared dispositive power 0; aggregate amount beneficially owned 363,461 (1.6% of the class)
- Paul Kessler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,113; shared voting power 0; sole dispositive power 3,113; shared dispositive power 0; aggregate amount beneficially owned 3,113 (0% of the class)
  Comment: Item 13: Beneficial ownership is less than 1%
- Bristol Capital Advisors Profit Sharing Plan: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 963; shared voting power 0; sole dispositive power 963; shared dispositive power 0; aggregate amount beneficially owned 963 (0% of the class)
  Comment: Item 13: Beneficial ownership is less than 1%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, Texas (TX), 77007

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Bristol Investment Fund, Ltd. ("Bristol") received the Shares reported herein from the following sources: (i) upon conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase Shares of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013; (ii) from open market purchases in August and September of 2015; (iii) pursuant to the Securities Purchase Agreement by and between Bristol and the Issuer dated as of December 1, 2016 (the "December 2016 Financing"); (iv) upon the exercise of the Series B warrant issued pursuant to the December 2016 Financing; (v) pursuant to the Stock Purchase Agreement by and between Bristol and John Macaluso dated as of December 12, 2016 (the "JM Purchase Agreement"); (vi) pursuant to Stock Purchase Agreements with various investors entered into in April 2017 and May 2017; (vii) from open market purchases in December 2018, January 2019, June 2019, July 2019, August 2019, September 2019, December 2019, March 2020 and December 2020; (viii) in May 2023, in connection with the exchange of 12% senior secured convertible debenture issued pursuant to the December 2016 Financing (the "Original Debenture"), plus accrued but unpaid interest thereunder and a 30% premium, for, among other consideration, Shares; (ix) the purchase of shares in a private transaction on May 3, 2023; (x) in May 2023, upon the conversion of all of the shares of Series A Preferred Stock held by Mr. Kessler, including accrued but unpaid dividends thereunder, into Shares issued to Bristol; (xi) in September 2023, pursuant to a purchase agreement by and between Bristol and another investor; (xii) upon conversion of principal and interest due on a $1,000,000 debenture issued in May 2023, pursuant to a Notice of Conversion dated October 11, 2023; (xiii) upon the exercise of warrants on March 13, 2024 to purchase an aggregate of 142,472 shares of common stock; and (ix) upon the exercise of warrants on April 8, 2024 to purchase an aggregate of 150,000 shares of common stock. Bristol Capital, LLC acquired 40,821 shares in September 2023 from another investor in exchange for consulting services rendered to such investor. Paul Kessler purchased the Shares reported herein on the open market (and received Series A preferred stock convertible into Shares as compensation for consulting services and unpaid Board fees). BCA PSP purchased the Shares on the open market. All of the shares reported herein have been adjusted to reflect the 1-for-28.5714286 reverse split effectuated by the Issuer on October 16, 2023.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of the filing of this Amendment No. 19 to Schedule 13D, (i) Bristol owns 1,105,183, Shares, which represents approximately 4.82% of the Shares outstanding, based on 22,925,161 shares outstanding as of December 10, 2024, (ii) Bristol Capital, LLC owns 363,461 Shares, which represents approximately 1.6% of the 22,925,161 shares outstanding as of December 10, 2024, (iii) Paul Kessler owns 3,113 shares, which represents less than 1% of the 22,925,161 shares outstanding as of December 10, 2024, and (iv) Bristol Capital Advisors Profit Sharing Plan owns 963 shares, which represents less than 1% of the 22,925,161 shares outstanding as of December 10, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF"), manager of Bristol Capital, LLC ("BC"), and manager of Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"), has the power to vote and dispose of the Shares owned by BIF, BC and BCA PSP, as well as the shares owned my Mr. Kessler himself. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Shares of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bristol Investment Fund, Ltd.: /s/ Paul Kessler, Paul Kessler, Director (02/14/2025)
- Bristol Capital, LLC: /s/ Paul Kessler, Paul Kessler, Manager (02/14/2025)
- Paul Kessler: /s/ Paul Kessler, PAUL KESSLER, an individual (02/14/2025)
- Bristol Capital Advisors Profit Sharing Plan: /s/ Paul Kessler, Paul Kessler, Authorized Signatory (02/14/2025)